Fitch Ratings Affirms Ecopetrol’s National and International Ratings and Highlights Its Financial Strength

Bogota, D.C., October 20th, 2026

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that, in its report dated October 20, 2026, Fitch Ratings (“Fitch”) affirmed the Company’s global credit rating at BB, with a Stable Outlook, and its standalone credit profile (SACP) at‘bbb-’. In addition, Fitch affirmed Ecopetrol’s national long-term and short-term ratings at‘AAA(col)’, with a Stable Outlook, and‘F1+(col)’, respectively

Fitch stated that the 'BB' global rating reflects the Company's robust financial profile and the stability of its operating metrics. In turn, Ecopetrol's standalone credit rating remains within Investment Grade (bbb-), in line with international peers in the sector.

Among the key strengths highlighted by the rating agency were Ecopetrol's liquidity profile, supported by a strong cash position, broad access to capital markets, and an adequate debt maturity structure. Fitch also estimates that the Company will not face challenges refinancing its debt obligations maturing in 2027.

The full report issued by Fitch Ratings on October 20th, 2026, which provides detailed rationale for the ratings, can be accessed below:

https://www.fitchratings.com/research/corporate-finance/fitch-affirms-ecopetrol-foreign-local-currency-idrs-at-bb-outlook-stable-20-10-2026

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla–Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with drilling and exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Corporate Communications (Colombia)

Email: _noticias@ecopetrol.com.co